

Mailstop 3561

March 4, 2009

Mr. Gary Herman, Chief Executive Officer
Digital Creative Development Corporation
720 Fifth Avenue, 10th Floor
New York, New York 10019

      Re: Digital Creative Development Corporation
              Form 10-KSB for the Fiscal Year Ended June 30, 2008
              Filed on October 14, 2008
              File No. 0-22315

Dear Mr. Herman:

      We issued comments to you on January 30, 2009 on the above-captioned filing. As of the date of this letter, these comments remain outstanding and unresolved. Specifically, you have not amended your Exchange Act report in response to comments in our January 30, 2009 letter. We expect you to contact us by March 18, 2009 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

      If you do not respond to the outstanding comments or contact us by March 18, 2009, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing(s), consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Cathey Baker at (202) 551- 3326 if you have questions.

Sincerely,

John Reynolds
Assistant Director